FOR IMMEDIATE RELEASE

NEWS RELEASE

DRILLING COMMENCES ON URANIUM ZONE AT FOND DU LAC PROJECT

Vancouver, Canada, July 21st, 2009- CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has commenced the summer drill program at the Fond du Lac Project.  The initial drilling in 2008 identified significant alteration and mineralization within and outside the known uranium deposit.  Detailed geophysical surveys have highlighted the existing target as well as new nearby features.  The current drilling is focused on potential basement hosted feeder systems.

Previous significant assay results from the deposit are detailed in Table 1 below.  These results indicate good widths and grades of uranium mineralization.

Table 1: Summary of Initial drill results Fond du Lac Project

Hole Number	Rock	From (m)	To (m)	Width (m)	Grade (% U3O8)	Lbs/Ton U3O8
FCL 002	Sandstone	16.8	42.10	25.30	0.10%	2.0
	incl	17.2	24.85	7.65	0.13%	2.6
FCL 003	Sandstone	18.10	44.61	26.51	0.15%	3.0
FCL 004	Sandstone	15.50	17.50	2.00	0.10%	2.0
	and	36.00	42.80	6.8	0.07%	1.4
FCL 005	Sandstone	16.00	22.50	6.50	0.07%	1.4
FCL 006	Sandstone	16.0	30.30	14.30	0.14%	2.8

The Fond du Lac project is located on the northern portion of the Athabasca Basin, Saskatchewan, where the Athabasca sandstone units have minimal thicknesses of 20-75 metres overlying the unconformity.  This area was explored by AMOK in the 1960’s and AMOK and Eldorado Nuclear in the 1970’s and early 1980’s. The property is part of the Fond Du Lac Denesuline First Nation Reserve Lands, and CanAlaska is working with the community under an Option to earn a 49% interest in the project.

A small uranium resource (non 43-101compliant) was previously discovered in the sandstone units, immediately above the unconformity, but no significant effort was made to explore for structurally hosted uranium mineralization in the basement rock at that time.  However there is historical evidence for basement hosted mineralization in hematised fault zones.

The uranium mineralization at Fond du Lac is principally within the Manitou Falls Formation of the Athabasca Sandstone sequence, and is characterized by strong fracturing, intense silicification, zones of hematisation and minor clay alteration.  In the area of 2008 drilling zoning is apparent, with a central highly mineralized-core.  The mineralization is evident as disseminations and replacement, both in the sandstone and near the surface (see following plan and drill section).

Across the project, there are multiple other zones, currently only loosely-defined by mineralized boulder trains (see attached Figure 1 for mineralized boulder trains and geophysical responses).

The company expects to complete a minimum 1200 metres of drilling on targets developed from the previous drill campaigns and from the recent geophysics.  This program will continue into August 2009.  Results will be provided as they become available.

Elsewhere in the Athabasca Basin, CanAlaska has two other crews working.  One crew is at the Cree East Project, located in the southwestern part of the Athabasca basin.  The third crew is operating on targets west of Fond du Lac. The Company is also waiting on drill assay results for the recently completed Black Lake drill program.  The company will be mobilizing to the Collins Bay Extension project in August 2009.

The Company is very pleased with current operations, and is fully-funded for the summer-fall work programs through its joint venture partnerships and from current treasury.

All of the drill core samples from the Fond du Lac project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  Memoranda of Understanding have also been executed with mining partner East Resources Inc. to commence exploration on the Poplar and NE Wollaston Projects, comprising a potential 100,000 metres of drill testing on each property.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	July 21st, 2009